ALLTEL CORPORATION
Exhibit 11
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Millions, except per share amounts)

	For the years ended December 31,
	2006	2005	2004	2003	2002

Income from continuing operations	$823.7	$735.5	$412.1	$343.9	$340.3
Income from discontinued operations	305.7	603.3	634.1	970.6	584.0
Cumulative effect of accounting change	-	(7.4)	-	15.6	-
Less: preferred dividends	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Net income applicable to common shares	1,129.3	1,331.3	1,046.1	1,330.0	924.2
Adjustment for interest expense on convertible
notes, net of tax	0.4	1.4	-	-	-
Adjustment for convertible preferred stock dividends	0.1	0.1	0.1	0.1	0.1
Net income applicable to common shares assuming
conversion of above securities	$1,129.8	$1,332.8	$1,046.2	$1,330.1	$924.3

Weighted average common shares outstanding
for the year	382.7	340.8	307.3	311.8	311.0
Increase in shares that would result from:
Exercise of stock options	1.3	1.5	0.8	0.7	1.0
Conversion of convertible notes	0.7	1.5	-	-	-
Conversion of preferred stocks	0.2	0.2	0.3	0.3	0.3
Non-vested restricted stock awards	0.1	0.1	-	-	-
Weighted average common shares outstanding,
assuming conversion of above securities	385.0	344.1	308.4	312.8	312.3

Basic earnings per share:
Income from continuing operations	$2.15	$2.16	$1.34	$1.10	$1.09
Income from discontinued operations	.80	1.77	2.06	3.12	1.88
Cumulative effect of accounting change	-	(.02)	-	.05	-
Net income	$2.95	$3.91	$3.40	$4.27	$2.97

Diluted earnings per share:
Income from continuing operations	$2.14	$2.14	$1.34	$1.10	$1.09
Income from discontinued operations	.79	1.75	2.05	3.10	1.87
Cumulative effect of accounting change	-	(.02)	-	.05	-
Net income	$2.93	$3.87	$3.39	$4.25	$2.96